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AerCap Holdings N.V.
AerCap House
Stationsplein 965
1117 CE Schiphol Airport Amsterdam
The Netherlands

January 4, 2010

VIA EDGAR AND HAND DELIVERY

Mail Stop 4631

Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4631

Re:
AerCap Holdings N.V.
Pre-effective Amendment 2 to Registration Statement on Form F-4
Filed December 11, 2009
File No. 333-162365
Annual Report on Form 20-F for the fiscal year ended December 31, 2008
Filed April 1, 2009
File No. 1-33159
Genesis Lease Limited
Annual Report on Form 20-F for the Year Ended December 31, 2008
Filed March 6, 2009
File No. 001-33200

Dear Ms. Long:

        On behalf of AerCap Holdings N.V. ("AerCap" or the "Company"), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Staff"), dated December 23, 2009, setting forth comments to (i) pre-effective Amendment No. 2 to Registration Statement on Form F-4 (the "F-4/A2") filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") on December 11, 2009, (ii) the Company's Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Commission on April 1, 2009 (the "Company's 20-F") and (iii) Genesis Lease Limited's ("Genesis") Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Commission on March 6, 2009 ("Genesis' 20-F"). Set forth below are the Staff's comments, indicated in bold, and the Company's responses. In addition, pre-effective Amendment No. 3 to the Registration Statement on Form F-4 ("Amendment No. 3") is being filed by the Company today with the Commission by electronic submission. Any terms not defined herein shall have the meanings set forth in Amendment No. 3. For your convenience, the Company has included herewith a blackline reflecting changes to the F-4/A2 filed on December 11, 2009.

        We respectfully note that the outside date for the closing of the amalgamation transaction described in Amendment No. 3 under the related Agreement and Plan of Amalgamation (the "Amalgamation Agreement") is March 17, 2010 (the "Outside Date"). Due to requirements under the Amalgamation Agreement, which was negotiated in the context of certain provisions under Bermuda law and Genesis' bye-laws, the Genesis special meeting of shareholders to be called to vote on the amalgamation cannot be held until at least 35 days after the date that Genesis mails its notice of special meeting. Given the relatively long notice period and the proximity of the Outside Date, AerCap respectfully requests that a conference take place as soon as practical after receipt of this letter among appropriate representatives of the Staff, AerCap, Genesis and the parties' respective legal advisors and independent auditors to discuss any remaining Staff comments based on the information provided in this letter. We hope that such a conference will facilitate the expeditious resolution of any remaining issues and clear the way for the Registration Statement to be declared effective by the Staff as soon as possible. To that end, the Company's legal advisors will be in touch with the Staff to arrange such a conference.

F-4/A2

General

1.
We have considered your response to comment one in our letter dated December 3, 2009 but continue to believe that you should file both agreements as exhibits to the registration statement. Thus we reissue the comment in its entirety.

  The Subscription Agreement with Citi and the Engagement Letter with Morgan Stanley have been filed as Exhibits 10.1 and 10.2 to Amendment No. 3, respectively.

2.
We note your response to prior comment 2. Note that we are still considering your conclusion that the TUI Acquisition and GECAS Acquisition did not constitute business acquisitions as defined by SFAS 141 and SFAS 141(R), respectively.

  Noted.

3.
In regard to your aircraft acquisition agreement with GE Capital Aviation Services, please provide us the following additional information to help us better understand how you determined that the acquisition of the aircraft does not represent the acquisition of a business pursuant to Rule 11-01(d) of Regulation S-X:

•
Please help us understand the relationship of these 10 aircraft to GE Capital Aviation Services' total aircraft portfolio. In this regard, please tell us how significant these 10 aircraft are to their total portfolio as well as whether these 10 aircraft represent a division or any other grouping of the total portfolio. You should also address how was it determined which aircraft of GE Capital Aviation Services portfolio would be sold and purchased.

    As of September 30, 2009, the General Electric Capital Corporation subsidiaries that are referred to collectively herein as GE Capital Aviation Services ("GECAS") owned over 1,500 aircraft with total assets of $47 billion. The total purchase price of the 10 aircraft is approximately $316 million and the Company therefore considers the 10 aircraft to be insignificant compared to the GECAS total aircraft portfolio. Based on the lack of materiality of the 10 aircraft in relation to both GECAS' and the Company's total aircraft portfolios, the Company is of the opinion that disclosure of prior financial information is not material to the understanding of future operations of the Company. The 10 aircraft do not represent a division or any other grouping of the total GECAS aircraft portfolio. The 10 aircraft to be sold and purchased was determined through negotiations between GECAS and the Company over individual aircraft and not on any particular grouping, which negotiations focused on considerations relating to purchase price, lease rate, aircraft type, aircraft age and lessee concentration limits, among others.

  •
  Please tell us the approximate remaining term of each of the pre-existing leases and the corresponding remaining economic life of each of the aircraft at the time of acquisition.

    The approximate remaining term of each of the pre-existing leases range from three to 10 years. Based on the purchase price for each of the 10 aircraft, the weighted average remaining term of the pre-existing leases is approximately six years. The remaining economic life of each of the aircraft ranges from 16 to 23 years. Based on the purchase price for each of the 10 aircraft, the weighted average remaining economic life of the ten aircraft is approximately 22 years.

  •
  You state that the purchase price and lease revenue of each of the eight aircraft is less than 4% of your total combined assets and lease revenue as of September 30, 2009. Please tell us how significant the total purchase price of all 10 aircraft is to your total assets as of December 31, 2008 as well as how significant the estimated income associated with these 10 aircraft would be to your total pre-tax income for the year ended December 31, 2008.

    As of December 31, 2008, the Company's total assets were $5.4 billion. The total purchase price of the 10 aircraft is 5.8% of the Company's total assets. The Company's pre-tax income for the year ended December 31, 2008 was $140.5 million and the estimated pre-tax income for the 10 aircraft is approximately $10.0 million, which is 7.1% of the Company's total pre-tax income.

Unaudited Pro Forma Combined Financial Statements

4.
We note your response to prior comment 4. Please help us further understand your consideration of Rule 11-01(a)(8) of Regulation S-X in determining whether the purchases of the remaining eight aircraft from GE Capital Aviation Services should be reflected in the pro forma balance sheet in accordance with Rule 11-01(a)(8) of Regulation S-X. In this regard, please tell us whether you consider the acquisition of the remaining eight aircraft to be probable. Please tell us and disclose the total estimated purchase price of the remaining eight aircraft, and expand your assessment of materiality to address the aggregate probable purchase price.

  Although the Company is of the opinion that the acquisition of the remaining eight aircraft is probable, it should be noted that the acquisition remains documented only by a letter of intent and is therefore still subject to change. To illustrate the above, and as disclosed in the Company's response letter to the Staff dated December 11, 2009, the total remaining aircraft to be acquired decreased from eleven to eight aircraft.

  The total purchase price of the eight remaining aircraft is approximately $237 million, which has been disclosed on page 23 and 24 of Amendment No. 3. As of December 31, 2008, the Company's total assets were $5.4 billion and the total purchase price of the eight remaining aircraft is approximately $237 million, which is 4.4% of total assets. The Company's pre-tax income for the year ended December 31, 2008 was $140.5 million and the estimated pre-tax income associated with the eight aircraft is approximately $8.0 million, which is 5.7% of pre-tax income. Based on the foregoing, the Company does not consider the prospective acquisition of the GECAS aircraft to be material to its investors and therefore has concluded not to reflect these purchases in the pro forma balance sheet. The expanded assessment of the lack of materiality of the aggregate probable purchase price has been disclosed on page 24 of Amendment No. 3.

5.
We note your response to prior comment 5. Please expand your disclosures to clarify what you mean by "appraisal data." Address the need to identify the most sensitive underlying assumptions.

  "Appraisal data" refers to current market values of aircraft provided to us by several independent companies ("appraisers") whose business and expertise is to determine these amounts. These values reflect the appraisers' opinions as to the highest and best use of the flight equipment on an "in use" basis. This information is derived from recent aircraft purchase and sale transactions in the market as observed by the appraisers. This data is available and widely used by AerCap's competitors as well as AerCap to determine the fair value of flight equipment. The term "appraisal data" has been clarified on page 18 of Amendment No. 3.

6.
We note your response to prior comment 9 and Genesis' response to prior comment 30. You indicate that the differences in AerCap's and Genesis' maintenance accounting policies and consequently the need for their harmonization arise due both to the differences in the lease agreements and the interpretation of these differences which results in a different application of GAAP. We have the following comments in this regard:

  •
  Your response indicates that unlike Genesis you determined that you are not the primary obligor in regard to major maintenance activities on your aircraft. Please provide us a comprehensive analysis of how you made this determination. It appears that both you and Genesis are generally responsible for reimbursing lessees for the costs of major maintenance activities. Based on the information you have provided us to date as well as the information provided in your disclosures, it appears that the primary difference, in your and Genesis' lease agreements is that your obligation to reimburse lessees for the costs of major maintenance activities performed by the lessees is limited to the amount of supplemental rents paid to you by the lessee. Specifically, under your lease agreements, lessees are entitled to a monetary contribution by you upon the lessee's presentation of invoices evidencing the completion of qualifying maintenance work on the aircraft or engine up to the maximum amount of supplemental rents paid to you by the lessee during the lease term. In cases where there is not enough supplemental rent balance available to pay for the qualifying maintenance work, please tell us whether you or the lessee is responsible for funding the excess costs. Under Genesis' lease agreements, Genesis has an obligation to pay for certain planned major maintenance that is undertaken during the life of the lease and there does not appear to be a cap on such obligation.

    The Company's business model is designed to transfer the risk associated with major maintenance activities to the lessee during the lease term. To achieve this transfer of risk associated with major maintenance activities to the lessee, the Company enters into a lease in which either the lessee pays (i) supplemental rents for the usage of the aircraft or (ii) an end-of-lease compensation instead of supplemental rents for the usage of the aircraft. An end-of-lease agreement contains requirements as to the maintenance condition of the aircraft when returned at the end of the lease, which generally requires the lessee to re-deliver the aircraft to the Company in the same maintenance condition as it was delivered to the lessee. Under an end-of-lease agreement, the lessee does not pay supplemental rents, but rather has the obligation to maintain the aircraft during the lease for which it does not receive any contribution from the lessor. As mentioned previously, at the end of the lease term, the lessee is required to re-deliver the aircraft to the Company in the same maintenance condition as it was delivered to the lessee, or pay a monetary contribution for any difference between delivery and re-delivery maintenance condition. Based on the above, the Company considers the lessee as the primary obligor in respect of major maintenance events during the lease term.

    Whether the Company enters into an end-of-lease agreement or a lease agreement under which the lessee pays supplemental rents generally depends on the Company's credit assessment of the lessee. The Company will generally not enter into an end-of-lease agreement with less credit worthy lessees to avoid the risk associated with major maintenance activities. In such cases, the risk associated with major maintenance activities is mitigated through lease agreements that require the lessee to pay supplemental rents, which will be reimbursed to the lessee when qualified maintenance events are completed by the lessee. In these cases, the Company's lease agreements specifically state that the reimbursement to the lessee for the direct costs of maintenance events for usage which occurred during the lease shall be made out of the applicable supplemental rent balance available. The amount of the reimbursement is the lesser of (i) the actual cost of the event and (ii) the applicable supplemental rent balance available at the commencement of the event plus any lessor maintenance contribution or top up payments.(1) In cases where there is not enough supplemental rent balance available to pay for qualifying maintenance work, the lessee is responsible for funding the excess maintenance cost for usage which occurred during the lease and is therefore responsible and at risk for any unscheduled and unexpected maintenance costs during the lease term. The supplemental rents payable to the Company under these lease agreements is based on usage, calculated based on hourly usage or cycles operated, and is billed monthly after usage is reported. The Company's lease agreements also contain requirements as to the maintenance condition of the aircraft when returned at the end of the lease. The lessee is responsible for ensuring the aircraft is in the maintenance condition as specified in the lease agreement. Since the lessee is responsible for (i) returning the aircraft in a specified maintenance condition and (ii) payment of costs which exceed the applicable supplemental rent balance available, combined with the fact that lease agreements that provide for supplemental rents are generally designed to protect the Company for maintenance costs in the event of default by the respective lessee, the Company does not consider itself the primary obligor in respect to major maintenance events during the lease term.

(1)
It should be noted that in addition to the reimbursements for usage under the current lease discussed above, the Company may also be obligated to make additional payments to the lessee for maintenance related expenses (referred to as lessor maintenance contributions or top-up payments) primarily related to usage of the aircraft which had occurred prior to the current lease term. The Company records a charge to the income statement under leasing expenses at the time of the occurrence of a lessor contribution or top-up payment. This does not impact the Company's view of the lessee as the primary obligor in respect of major maintenance events.

    The Genesis leases generally contain a provision under which Genesis has an obligation to pay for certain planned major maintenance when Genesis receives evidence that the lessee has ensured the performance of the planned major maintenance event on the aircraft. Genesis retains certain controls over the pricing of planned major maintenance events on its aircraft by limiting any such payment in accordance with a negotiated formula under the relevant lease. As it is negotiated on a case-by-case basis, the formula may vary under each of the leases; however in most cases, the amount payable by Genesis will be limited to the lesser of (i) the actual cost of the event and (ii) an amount as determined by the formula under the relevant lease, which in general terms will equate to a payment by Genesis based on usage since the last major maintenance event on the relevant part of the aircraft, regardless of whether that usage was attributed to the current lessee or a previous lessee. Usage is generally the driver for the cost and timing of major maintenance and often transcends through one or more leases. The part of the payment related to usage in the current lease will be limited to an amount equal to the aggregate amount of additional rents received from the current lessee, a further portion would relate to a payment to reflect usage by the previous lessee or lessees since the last major maintenance event similar to the Company's top-up payments, and additionally there may be further payments as negotiated in each lease on a case-by-case basis similar to the Company's lessor maintenance contributions. The inclusion of the formula is required to protect Genesis, as the principal and owner of the aircraft, by incentivizing the lessee, as Genesis' agent, to control the cost of any major maintenance activities that are performed on the aircraft on Genesis' behalf and to discourage the lessee, for its own operational and/or financial/economic benefit, from seeking to perform any major maintenance earlier than it is otherwise required to be performed in accordance with manufacturer-based requirements.

  •
  We note that you will not be modifying Genesis' current lease agreements. As such, and based on your attempt to harmonize Genesis' accounting for maintenance accounting policies with yours, it appears that that it may be necessary for you first to conclude that Genesis under the specific terms of its lease agreements is not the primary obligor in regard to major maintenance activities. Please address this point.

    The primary difference between the Company's lease agreements under which the lessees are required to pay supplemental rent to the Company, on the one hand, and Genesis' lease agreements under which the lessees are required to pay additional rents to Genesis, on the other, is that the Company's lease agreements provide for all or a portion of the supplemental rent to be reimbursed to the lessees in respect of payments of major maintenance activities, whereas Genesis' lease agreements do not provide for such a reimbursement. Rather, these lease agreements require that Genesis pay a contribution to the lessee for major maintenance when it is performed, subject to a limit in accordance with a negotiated formula under the relevant lease. Any maintenance costs in excess of the amount determined in accordance with the formula are the responsibility of the lessee and are funded by the lessee. Thus the payment of additional rent which compensates Genesis for the lessee's usage of the aircraft is contained in a separate provision from Genesis' obligation to pay for major maintenance costs which arise during the term of the lease.

    Despite these contractual differences, the lessees are responsible for ensuring that planned major maintenance events that arise during the term of the lease are performed, the amounts that the lessors are obligated to pay for these events is limited, in the case of the reimbursements by the Company in respect of maintenance, by the amount of supplemental rent paid based on usage, and in the case of payment by Genesis in respect of maintenance, by a negotiated formula under the relevant lease (reflecting usage since the last major maintenance event, regardless of whether that usage was attributed to the current lessee or previous lessee). Under both agreements, in general it is expected that the portion of the total lessors' payments in respect of planned major maintenance, related to usage during the term of that lease, will in effect be limited to the amount of supplemental and/or additional rent received from the current lessee.

    Genesis, as owner of the aircraft, has determined that it is the primary obligor for planned major maintenance for the reasons outlined in response to comment 73 in the Company's letter to the Staff dated November 18, 2009 and in response to comments 9 and 30 in the Company's letter to the Staff dated December 11, 2009. The Company is of the opinion that the lessee is the primary obligor for planned major maintenance under the terms of both the Company's and Genesis' lease agreements and does not believe the differences in the lease agreements undermine this assertion. The determination by the Company that the lessee is the primary obligor as it relates to major maintenance events during the lease term is based on the following criteria which are similar between Genesis' and the Company's lease agreements: (i) the amount of any payment required by the lessor under the Genesis lease contract is limited by a negotiated formula under the relevant lease (the usage of the aircraft is a key component used in calculating the amount of additional rents paid by the lessee), (ii) any excess costs above this amount are the responsibility of the lessee, and (iii) the Genesis lease agreements require the lessee to return the aircraft in a specified maintenance condition. Taking into account the Company's maintenance accounting policy for planned major maintenance activities, the Company believes no modification of Genesis' lease agreements will be required in order to harmonize the maintenance accounting policies of both companies. In general, it is expected that the portion of the total lessors' payments in respect of planned major maintenance, related to usage during the term of that lease, will in effect be limited to the amount of supplemental and/or additional rent received from the current lessee. Equally, as explained in the Company's response to comment 9 in the Company's letter to the Staff dated December 11, 2009, following the Amalgamation it is intended that both fleets of aircraft will be managed under the Company's business model whereby we seek to transfer the risk associated with major maintenance activities to the lessee during the lease term and applying the Company's maintenance accounting policy. The Company is of the opinion that, notwithstanding the differences in the lease terms outlined above, and following the application of a single business model for the management of the Company's leases and the maintenance of the Company's aircraft, the differing treatments by the Company of payments made during the course of a lease for qualifying maintenance work would be inappropriate and may be confusing to the Company's shareholders and potential investors. It is also envisaged that prospective Genesis leases with new customers following the expiry of the current leases will be replaced with agreements that will be consistent with the terms of the existing AerCap leases and the AerCap business model for managing planned major maintenance costs.

  •
  Your response indicates that you and Genesis have significant differences in your lease terms in regard to supplemental rents received. Specifically, there is no provision for additional rent to be refunded or reimbursed to the lessee under Genesis' lease terms. Given this significant difference, we continue to have difficulty understanding how you are able to harmonize your accounting policies related to the pre-existing Genesis lease agreements. In this same regard, it appears that the purpose of your in-house maintenance forecast model is to determine the amount of supplemental rent that is expected to be paid back to the lessee prior to the expiration of the current contracted leases. As there is no provision for supplemental rent to be refunded or reimbursed to the lessee under Genesis' lease terms, it is not clear why the revenue associated with Genesis' supplemental rents would not continue to be recorded upon receipt for preexisting lease agreements and why the in-house maintenance forecast model would be needed. It is also not clear why the recognition of a $73.2 million accrued maintenance liability would be appropriate for Genesis unless it is for an accounts payable accrual for planned major maintenance that has been completed by the lessee and for which it has the obligation to pay under the terms of their pre-existing leases. Please advise.

    Based on the Company's interpretation of the Genesis lease agreements as described above, the Company believes that additional rents paid by the lessee under the Genesis lease contract should be accounted for similar to the supplemental rents received under the Company's lease agreements. As a result, the Company believes an accrued maintenance liability of $73.2 million, calculated on the basis of expected contributions to be made by Genesis for major maintenance activities under the remaining lease terms, is required under the Company's maintenance accounting policy.

  •
  You have clarified that $35.4 million of the $39.1 million which is being eliminated in your pro forma adjustments for purposes of accounting harmonization relates to an accounts payable accrual for the cost of planned major maintenance that has been completed and capitalized by Genesis. It would appear that under either accounting policy you would be required to pay this accounts payable amount. In this regard, please advise why you are eliminating this amount for purposes of accounting harmonization. Please clarify whether the $39.1 million is included in the $73.2 million of accrued maintenance liability recorded for Genesis based on AerCap's accounting policy.

    The most significant portion of the $39.1 million accounts payable accrual for the cost of planned major maintenance that has been completed is included in the $73.2 million of accrued maintenance liability. The remaining portion of the $39.1 million relates to lessor contributions and is included in the $32.2 million purchase accounting adjustments for other liabilities. We have updated the disclosures on page 33 of Amendment No. 3 to clarify that this is the case.

Opinion of Morgan Stanley & Co. Incorporated, AerCap's Financial Advisor, page 67

7.
We have considered your response to comment 11 in our letter dated December 3, 2009 but continue to believe that you should include the projections in the registration statement. Thus we reissue the comment in its entirety. We note that to avoid confusing or misleading shareholders you may wish to add appropriate qualifying statements regarding the projections to your disclosure addressing, for example, why the projections are no longer valid.

  The projections have been included on pages 77, 78 and 79 of Amendment No. 3.

Where You Can Find More Information, page 151

8.
Update to include the current reports on Form 6-K filed by AerCap on December 10 and 15, 2009.

  We have updated this section in Amendment No. 3 to include the current reports of both AerCap and Genesis on Form 6-K filed since the filing of the F-4/A2.

AerCap's 20-F

General

9.
We note the additional disclosures that you intend to provide in response to prior comment 23. With reference to your proposed disclosures surrounding your restricted cash, please tell us supplementally and expand your disclosures to clarify the nature of the $12,780 credit related to the cash securing your obligations under derivative instruments.

  Certain agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. Depending on the value of these derivatives, the Company may receive cash from its counterparties or pay cash into restricted cash accounts for the benefit of its counterparties. Cash paid into these restricted cash accounts under such arrangements is included in restricted cash. The $12.8 million relates to interest rate caps that were in-the-money as of December 31, 2007 and for which the Company received cash from its counterparties into the derivative restricted cash account. The Company will expand its future 20-F disclosures accordingly.

Consolidated Statements of Cash Flows, page F-5

10.
We note your response to prior comment 24. We note that you generally have an obligation to return supplemental rents paid to you by the lessees upon the receipt of evidence of qualifying maintenance work from the lessees. Based on information provided to us in response to prior comment 27, we note that AerCap records most supplemental rents received as an accrued maintenance liability as they are expected to be reimbursed during the lease term and that only the maintenance payments not remitted to the lessee in the form of reimbursement during the term of the relevant lease will be recognized in the determination of net income. Based on these facts as well as the fact that AerCap has the use of the cash and has thereby has theoretically reduced its need for debt or other borrowed funds, it continues to appear to us that these maintenance payments are more akin to the financing activities identified in paragraph 18 of SFAS 95 rather than operating activities. Furthermore, paragraph 24 of SFAS 95 states that when cash flows have aspects of more than one class of cash flow, the appropriate classification shall depend on the activity that is likely to be the predominant source of the cash flows for the item. Since we assume that most of the maintenance payments will be remitted to the lessees, it would appear appropriate to reflect maintenance payments as financing activities. Please tell us the amounts reported in cash flows from operating activities for each of the three years ended December 31, 2008 as well as the nine months ended September 30, 2009 related to changes in the accrued maintenance liability. Please separately identify and quantify the inflow and outflow related to the accrued maintenance liability as well as the amount of supplemental rents recognized as revenues and reassess the need to reclassify such amounts within financing activities given the guidance set forth in paragraph 24 of SFAS 95.

  It is important to note that the receipt of supplemental rents does not have an impact on the amount of aircraft financing provided to the Company by any of the Company's funding sources. The amount of borrowings received for the Company's aircraft purchases is typically based on the aircraft type and its current market value and is not impacted by whether or not the Company receives supplemental rents in the aircraft lease. The Company has access to, and for its operations uses, a significant portion of supplemental rents received up to the point of reimbursement to the lessee, but this does not reduce the amount of financing provided for the Company's aircraft purchases and can be more appropriately viewed as a temporary increase to cash in bank.

  The amounts reported in cash flow from operating activities for each of the three years ended December 31, 2008 and the nine months ended September 30, 2009 related to changes in the accrued maintenance liability are as follows:

	2006	2007	2008	Sep-09
Beginning of period	150,190	259,739	255,535	202,834
End of period	259,739	255,535	202,834	216,345

Movement	109,549	(4,204)	(52,701)	13,511

Supplemental rents received	77,355	112,318	98,980	74,429
Supplemental rents reimbursed to lessee	(18,149)	(42,178)	(84,380)	(44,139)
Supplemental rents transferred to buyer upon sale of aircraft	(1,563)	(44,256)	(19,936)	—
Supplemental rents recognized in the income statement	(2,602)	(32,231)	(65,984)	(21,961)
Accrued maintenance liability recognized at purchase of aircraft	54,508	2,143	18,619	5,182

Total movement	109,549	(4,204)	(52,701)	13,511

  As shown in the table above, for the three years presented, approximately 50% of the total supplemental rents received are reimbursed to lessees in the same three-year period. In addition, approximately 35% is not repaid and recognized as lease income. This is in support of the Company's viewpoint that the purpose of charging supplemental rents is to either collect (i) collateral from the lessee to financially secure the Company from any lessee failure to execute the required maintenance (e.g., bankruptcy) or (ii) lease income in case the amounts collected exceed forecasted maintenance reimbursements. The rationale for charging the lessees supplemental rents, complemented by the facts that (x) the receipt of supplemental rents does not impact the Company's debt financing as described above and (y) in more than 90% of the lease agreements, interest is not paid to the lessee for the amount of supplemental rent balance held, the Company considers these technical cash flows more akin to the Company's operations and therefore classified them as operating cash flows rather than financing cash flows. Furthermore, even if the remittance of maintenance payments would be viewed as financing activities, the above analysis shows that only 50% of the total supplemental rents received are reimbursed to a lessee and no source of the cash flows is predominant.

11.
With regard to your security deposits, we note that they may be applied against rental or other amounts owing from the lessee during the lease term, returned to the lessee on termination of the lease, or retained by AerCap in the event of a lessee default. Please provide us a quantitative analysis of the amounts received and corresponding amounts remitted back to the lessees as well as the amounts recognized in income for each of the three years ended December 31, 2008 as well as the nine months ended September 30, 2009 and reassess the need to reclassify such amounts within financing activities given the guidance set forth in paragraph 24 of SFAS 95.

  The Company is of the opinion that the classification of security deposits as operating cash flows is more appropriate than classifying such activity as financing for reasons similar to those discussed in the preceding comment regarding the classification of supplemental rents.

  The amounts reported in cash flow from operating activities for each of the three years ended December 31, 2008 and the nine months ended September 30, 2009 related to changes in the lessee deposit liability is as follows:

	2006	2007	2008	Sep-09
Beginning of period	56,386	77,686	83,628	98,584
End of period	77,686	83,628	98,584	113,025

Movement	21,300	5,942	14,956	14,441

Lessee deposits received	39,806	23,009	43,644	27,288
Lessee deposits repaid	(18,114)	(17,067)	(24,366)	(7,968)
Lessee deposits released to revenue or offset against receivables	(392)	—	(4,322)	(4,879)

Total movement	21,300	5,942	14,956	14,441

Reported net cash provided by operating activities	348,379	205,938	250,433	338,659

  Furthermore, as shown in the table above, the Company considers the net movement of the lessee security deposits to be immaterial as compared to the reported net cash provided by operating activities for each of the periods presented above.

Note 2. Summary of Significant Accounting Policies

Restricted Cash, page F-11

12.
We note your response to prior comment 25. In a similar manner to your response, please disclose why not all of the cash held by restricted cash entities would be reflected in restricted cash on your balance sheet. Please also disclose the nature of the transferability restrictions placed on the cash held by restricted cash entities and the corresponding amounts of cash.

  The Company will expand its future 20-F disclosures to include, similar to the response in the letter dated December 11, 2009, the reasons why not all of the cash held by restricted cash entities is reflected in restricted cash on the Company's balance sheet. The Company will also disclose the nature of the transferability restrictions placed on the cash held by restricted cash entities and the corresponding amounts of cash. The most significant cash balances in restricted cash entities are with the Company's wholly-owned subsidiary AeroTurbine and AerCap's joint venture, AerVenture. The transferability restrictions in relation to AeroTurbine cash are caused by dividend restrictions included in its financing agreements. The transferability restrictions in relation to AerVenture cash is the result of the requirement that all dividend distributions must be jointly agreed with AerCap's partner as outlined in the joint venture agreement.

Accrued Maintenance Liability, page F-15

13.
We note your response to prior comment 27. We note that since you have changed your accounting for accrued maintenance liabilities in June 2008, you have not had to return any amounts previously recorded in revenue back to customers. Notwithstanding this fact, please more specifically address how you fulfill your obligation to reimburse supplemental maintenance rent prior to the termination of the lease agreement. In this regard, it appears that a lessee may complete qualified maintenance events on the aircraft and request reimbursement by you just prior to lease termination. Your response indicates that you generally do not record supplemental rents as revenue until the end of the lease. Please tell us more specifically when during the lease term you typically record supplemental rents as revenue and how that timing is determined. For example, please clarify how much of the term is usually remaining when you record this revenue. Please also further explain why your use of the model results in your not recording supplemental rents as revenue until the end of the lease. For example, please clarify if this is due to the model estimating the total major maintenance costs associated with an aircraft during a lease term and revenue not being recorded prior to receiving supplemental rent payments.

  The Company's maintenance forecasting model forecasts qualified maintenance events during the lease term. The timing of these events is based on the usage of the aircraft and can be reasonably estimated. If a lessee completes a qualified maintenance event just prior to lease termination, the Company's forecasting model should and will have identified this potential maintenance event. Under the Company's maintenance accounting policy, the Company recognizes the first supplemental rents received as an accrued maintenance liability until the accrued maintenance liability equals the expected obligation of supplemental rents to be reimbursed. As a typical lease will most likely include one or more maintenance events that require a lessor to reimburse part of the supplemental rents received, the Company generally records supplemental rents as revenue towards the end of the lease term. At the start of each lease, using the maintenance forecasting model, the Company estimates the total expected supplemental rents to be reimbursed to the lessee based on forecasted maintenance events occurring during the lease term.

  Thus, based on the estimated supplemental rents to be reimbursed, the Company recognizes all supplemental rents received as an accrued maintenance liability until the accrued maintenance liability equals the expected supplemental rents to be reimbursed to the lessee during the lease. Only after the accrued maintenance liability is equal to the expected supplemental rents to be reimbursed to the lessee during the lease does the Company start recognizing revenue for the supplemental rents subsequently received.

  Under this methodology, depending on the lease, timing and number of events, the Company typically recognizes revenue close to the end of the lease. For the period through September 30, 2009, the recognition of supplemental rents as revenue occurred during the last two years of the lease term, which on average was approximately eight years.

14.
We note your response to prior comment 28. Please confirm that you will expand future filings to provide disclosures similar to that provided in your response.

  AerCap will expand future filings to provide disclosures similar to that provided in response to prior comment 28.

GENESIS' 20-F

Combined and Consolidated Statements of Cash Flows, page F-6

15.
We note your response to prior comment 29. Please tell us the amounts reported in cash flows from operating activities for each of the three years ended December 31, 2008 as well as the nine months ended September 30, 2009 related to changes in lessee cash security deposits. Please separately identify and quantify each inflow and outflow related to lessee cash security deposits. For example, you should separately quantify the amount of deposits received from, returned to lessees or recognized as income for each period and reassess the need to reclassify such amounts within financing activities given the guidance set forth in paragraph 24 of SFAS 95.

  As outlined in the Company's response to comment 72 in the letter to the Staff dated November 18, 2009, there are no restrictions on cash security deposits received from lessees arising from Genesis' lease agreements. However, under certain of Genesis' financing agreements, lessee cash security deposits are required to be held in segregated accounts. These cash security deposits are classified as restricted cash.

  Changes in restricted security deposits pursuant to underlying financing agreements have no net impact on net cash flows provided by operating activities, as any movements are reflected through changes in restricted cash offset by a corresponding change in Other Liabilities, both of which are reported within cash flow provided by operating activities. Therefore, only changes in unrestricted cash security deposits impact net cash flows provided by operating activities.

  The following table presents the amounts reported in cash flows provided by operating activities for each of the two years ended December 31, 2008 as well as the nine months ended September 30, 2009 relating to changes in lessee cash security deposits. Please note that Genesis commenced operations on December 19, 2006 when the company completed an IPO and acquired its initial portfolio of 41 aircraft from affiliates of GE ('Predecessor') on December 19, 2006. Therefore, 2006 combined and consolidated cash flows are not relevant for the stand-alone Genesis business and have not been presented.

Movement in Other Liabilities (relating to Security Deposits)	2007	2008	Sep-09
	$m	$m	$m
Deposits received	2.2	3.3	4.2
Deposits repaid	(3.0)	(0.9)	(0.3)
Deposits recognized through the Income Statement	—	(0.8)	—

Net movement in Other Liabilities (relating to Security Deposits)	(0.8)	1.6	3.9

Net movement related to restricted security deposits	(1.0)	0.2	(0.9)
Net movement related to unrestricted security deposits	0.2	1.4	4.8

Net Impact to Net Cash Provided by Operating Activities	0.2	1.4	4.8

Reported Net Cash Provided by Operating Activities	118.7	120.4	88.6

  Having reassessed the need to reclassify cash flows related to lessee cash security deposits, for the reasons outlined in the Company's response to comment 29 in the letter to the Staff dated December 11, 2009, and having considered the analysis set out above, Genesis believes that the most appropriate classification for cash flows arising from security deposits continues to be as part of cash flows provided by operating activities. Furthermore, cash flows related to lessee cash security deposits are relatively immaterial in the context of both operating and financing activities for the periods presented.

*                        *                         *

        If you have any questions, please do not hesitate to contact Robert S. Reder at (212) 530-5680 or Dean W. Sattler at (212) 530-5629, both of Milbank, Tweed, Hadley & McCloy LLP. In addition, please feel free to contact me at +31 206 559 600.

Sincerely,
/s/ KLAUS HEINEMANN Klaus Heinemann Chief Executive Officer

Enclosures

cc:
John McMahon—Genesis Lease Limited
Raymond O. Gietz—Weil, Gotshal & Manges LLP
Boris Dolgonos—Weil, Gotshal & Manges LLP
Robert S. Reder—Milbank, Tweed, Hadley & McCloy LLP
Drew S. Fine—Milbank, Tweed, Hadley & McCloy LLP
Dean W. Sattler—Milbank, Tweed, Hadley & McCloy LLP

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  January 4, 2010